CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2022 AND 2021

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	September 30, 2022	December 31, 2021
ASSETS
Current
Cash and cash equivalents		$210,244	$130,129
Short-term investments		149,554	—
Accounts receivable		26,438	30,704
Inventories	4	31,176	26,019
Other current assets	5	26,776	21,834
		444,188	208,686
Non-Current
Mineral, property, plant and equipment	6	641,370	445,428
Exploration and evaluation assets	7	11,648	32,038
Deferred income tax assets		—	2,315
Deposits and other non-current assets		6,881	1,295
		659,899	481,076
Total Assets		$1,104,087	$689,762

LIABILITIES
Current
Accounts payable and accrued liabilities	8	$70,733	$66,546
Current portion of loans and borrowings	9	9,049	4,344
Current portion of deferred revenue	10	15,144	10,511
Income taxes payable		896	7,191
Current portion of derivatives	18	300	29,357
Current portion of lease liabilities		4,821	4,711
		100,943	122,660
Non-Current
Loans and borrowings	9	402,275	54,906
Deferred revenue	10	73,439	83,711
Provision for rehabilitation and closure costs		19,733	19,037
Deferred income tax liabilities		4,861	—
Lease liabilities		2,104	2,399
Other non-current liabilities	11	12,381	11,559
		514,793	171,612
Total Liabilities		615,736	294,272

SHAREHOLDERS’ EQUITY
Share capital	12	137,972	133,072
Equity reserves		(87,456)	(94,910)
Retained earnings		434,567	354,895
Equity attributable to owners of the Company		485,083	393,057
Non-controlling interests		3,268	2,433
		488,351	395,490
Total Liabilities and Equity		$1,104,087	$689,762

Commitments (Notes 7 and 10);

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Matthew Wubs"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021

Revenue	13	$85,911	$111,797	$309,725	$355,046
Cost of sales	14	(63,101)	(43,770)	(175,264)	(120,551)
Gross profit		22,810	68,027	134,461	234,495

Expenses
General and administrative	15	(11,726)	(8,587)	(35,410)	(26,594)
Share-based compensation	12 (e)	(4,151)	(2,041)	(3,808)	(6,867)
Income before the undernoted		6,933	57,399	95,243	201,034
Finance income		2,997	739	5,254	2,027
Finance expense	16	(7,283)	(3,787)	(20,933)	(9,863)
Foreign exchange (loss) gain	17	(65)	(19,642)	15,341	(17,549)
NX Gold PMPA transaction fees		—	(1,219)	—	(1,219)
Other income (expenses)		3,304	(1,037)	1,466	(2,250)
Income before income taxes		5,886	32,453	96,371	172,180

Income tax expense
Current		(1,727)	(4,250)	(7,897)	(16,056)
Deferred		(160)	(1,819)	(7,879)	(13,704)
		(1,887)	(6,069)	(15,776)	(29,760)
Net income for the period		$3,999	$26,384	$80,595	$142,420

Other comprehensive (loss) gain
Foreign currency translation (loss) gain		(20,063)	(34,022)	6,499	(13,778)
Comprehensive (loss) income		$(16,064)	$(7,638)	$87,094	$128,642

Net income attributable to:
Owners of the Company		3,745	26,081	79,672	141,249
Non-controlling interests		254	303	923	1,171
		$3,999	$26,384	$80,595	$142,420

Comprehensive (loss) income attributable to:
Owners of the Company		(16,188)	(7,805)	86,134	127,526
Non-controlling interests		124	167	960	1,116
		$(16,064)	$(7,638)	$87,094	$128,642

Net income per share attributable to owners of the Company
Basic	12 (f)	$0.04	$0.29	$0.88	$1.60
Diluted	12 (f)	$0.04	$0.28	$0.87	$1.52

Weighted average number of common shares outstanding
Basic	12 (f)	90,845,229	88,449,567	90,543,185	88,256,703
Diluted	12 (f)	91,797,437	93,255,615	91,950,181	93,217,714

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021
Cash Flows from Operating Activities
Net income for the period		$3,999	$26,384	$80,595	$142,420
Adjustments for:
Amortization and depreciation		14,743	12,233	42,608	33,615
Income tax expense		1,887	6,069	15,776	29,760
Amortization of deferred revenue	13	(4,702)	(4,558)	(11,439)	(4,558)
Share-based compensation	12 (e)	4,151	2,041	3,808	6,867
Finance income		(2,997)	(739)	(5,254)	(2,027)
Finance expenses	16	7,283	3,787	20,933	9,863
Foreign exchange loss (gain)		90	22,725	(18,181)	20,632
Other		(2,950)	(97)	(1,768)	3
Changes in non-cash working capital items	20	27,028	(9,567)	(3,042)	(14,712)
		48,532	58,278	124,036	221,863
Advance from NX Gold PMPA	10	—	100,000	3,207	100,000
Derivative contract settlements	17	(4,994)	(4,232)	(12,576)	(15,940)
Provision settlements		(546)	(469)	(1,569)	(1,264)
Income taxes paid		—	(2,866)	(3,691)	(6,734)
		42,992	150,711	109,407	297,925

Cash Flows used in Investing Activities
Additions to mineral property, plant and equipment		(92,830)	(59,179)	(196,166)	(120,291)
Additions to exploration and evaluation assets		(2,506)	(2,663)	(12,615)	(3,964)
Other investments		(48,778)	(24,051)	(148,252)	(23,551)
		(144,114)	(85,893)	(357,033)	(147,806)

Cash Flows (used in) / from Financing Activities
Lease liability payments		(1,596)	(478)	(4,986)	(2,744)
New loans and borrowings, net of finance costs		738	6	400,307	647
Loans and borrowings repaid		(1,742)	(101,529)	(54,180)	(112,305)
Interest paid on loans and borrowings		(14,471)	(657)	(15,106)	(3,979)
Other finance expenses paid		(774)	(642)	(2,160)	(2,745)
Proceeds from exercise of stock options and warrants		1,952	491	3,363	2,692
		(15,893)	(102,809)	327,238	(118,434)

Effect of exchange rate changes on cash and cash equivalents		(2,033)	(7,018)	503	(1,547)
Net (decrease) increase in cash and cash equivalents		(119,048)	(45,009)	80,115	30,138
Cash and cash equivalents - beginning of period		329,292	137,655	130,129	62,508
Cash and cash equivalents - end of period		$210,244	$92,646	$210,244	$92,646
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements     Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075
Income for the period		—	—	—	—	141,249	141,249	1,171	142,420
Other comprehensive loss for the period		—	—	—	(13,723)	—	(13,723)	(55)	(13,778)
Total comprehensive income (loss) for the period		—	—	—	(13,723)	141,249	127,526	1,116	128,642
Shares issued for:
Exercise of options and warrants		890,415	3,527	(835)	—	—	2,692	—	2,692
Share-based compensation	12 (e)	—	—	6,511	—	—	6,511	—	6,511
Dividends to non-controlling interest		—	—	—	—	—	—	(173)	(173)
Balance, September 30, 2021		88,769,676	$129,679	$21,313	$(96,651)	$295,091	$349,432	$2,315	$351,747

Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490
Income for the period		—	—	—	—	79,672	79,672	923	80,595
Other comprehensive income for the period		—	—	—	6,462	—	6,462	37	6,499
Total comprehensive income for the period		—	—	—	6,462	79,672	86,134	960	87,094
Shares issued for:
Exercise of options		803,357	4,900	(1,537)	—	—	3,363	—	3,363
Share-based compensation	12 (e)	—	—	2,529	—	—	2,529	—	2,529
Dividends to non-controlling interest		—	—	—	—	—	—	(125)	(125)
Balance, September 30, 2022		91,007,735	$137,972	$13,165	$(100,621)	$434,567	$485,083	$3,268	$488,351

The accompanying notes are an integral part of these condensed consolidated interim financial statements                         Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations (formerly known as the MCSA Mining Complex) and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil. In February 2022, the Board of Directors of the Company approved the construction of the Tucumã Project.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations (formerly known as the NX Gold Mine) and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations is located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2021.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on November 1, 2022.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2021.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c)    Future Changes in Accounting Policies Not Yet Effective as of September 30, 2022

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. Phase 2 of the Interest Rate Benchmark Reform refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates. Phase 2 amendments require the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to this reform rather than applying modification accounting. In addition, the Phase 2 amendments require disclosures to assist users in understanding the effect of the reform on the Company’s financial instruments and risk management strategy.

At September 30, 2022, Company had a $75.0 million undrawn senior secured revolving credit facility which bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. There is currently no specific timeline on when the use of LIBOR will cease, but the switch to Secured Overnight Financing Rate (SOFR) is not expected to have a significant impact on the consolidated financial statements.

•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes ("IAS 12"). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, and its corporate head office in Canada. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended September 30, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$63,739	$22,172	$—	$85,911

Cost of production	(39,047)	(7,317)	—	(46,364)
Depreciation and depletion	(11,341)	(3,337)	—	(14,678)
Sales expense	(1,894)	(165)	—	(2,059)
Cost of sales	(52,282)	(10,819)	—	(63,101)

Gross profit	11,457	11,353	—	22,810

Expenses
General and administrative	(6,913)	(751)	(4,062)	(11,726)
Share-based compensation	—	—	(4,151)	(4,151)
Finance income	854	471	1,672	2,997
Finance expenses	(1,127)	(1,065)	(5,091)	(7,283)
Foreign exchange (loss) gain	(34)	4	(35)	(65)
Other income (expenses)	3,362	(41)	(17)	3,304
Income (loss) before taxes	7,599	9,971	(11,684)	5,886
Current tax expense	(400)	(853)	(474)	(1,727)
Deferred tax (expense) recovery	(223)	63	—	(160)
Net income (loss)	$6,976	$9,181	$(12,158)	$3,999

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended September 30, 2021	Caraíba (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$96,262	$15,535	$—	$111,797

Cost of production	(24,693)	(4,936)	—	(29,629)
Depreciation and depletion	(9,986)	(2,201)	—	(12,187)
Sales expense	(1,834)	(120)	—	(1,954)
Cost of sales	(36,513)	(7,257)	—	(43,770)

Gross profit	59,749	8,278	—	68,027

Expenses
General and administrative	(4,889)	(639)	(3,059)	(8,587)
Share-based compensation	—	—	(2,041)	(2,041)
Finance income	365	370	4	739
Finance expenses	(976)	(154)	(2,657)	(3,787)
Foreign exchange loss	(18,896)	(489)	(257)	(19,642)
NX Gold Stream transaction fees	—	(1,219)	—	(1,219)
Other expenses	(929)	(108)	—	(1,037)
Income (loss) before taxes	34,424	6,039	(8,010)	32,453
Current tax expense	(3,108)	(996)	(146)	(4,250)
Deferred tax (expense) recovery	(1,806)	65	(78)	(1,819)
Net income (loss)	$29,510	$5,108	$(8,234)	$26,384

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$253,089	$56,636	$—	$309,725

Cost of production	(106,225)	(19,934)	—	(126,159)
Depreciation and depletion	(34,269)	(8,113)	—	(42,382)
Sales expense	(6,320)	(403)	—	(6,723)
Cost of sales	(146,814)	(28,450)	—	(175,264)

Gross profit	106,275	28,186	—	134,461

Expenses
General and administrative	(19,878)	(2,852)	(12,680)	(35,410)
Share-based compensation	—	—	(3,808)	(3,808)
Finance income	1,283	1,199	2,772	5,254
Finance expenses	(4,247)	(3,155)	(13,531)	(20,933)
Foreign exchange gain (loss)	15,258	233	(150)	15,341
Other income (expenses)	1,631	(148)	(17)	1,466
Income (loss) before taxes	100,322	23,463	(27,414)	96,371
Current tax expense	(3,801)	(1,945)	(2,151)	(7,897)
Deferred tax (expense) recovery	(7,885)	6	—	(7,879)
Net income (loss)	$88,636	$21,524	$(29,565)	$80,595

Assets
Current	$118,854	$40,395	$284,939	444,188
Non-current	592,875	62,302	4,722	659,899
Total Assets	$711,729	$102,697	$289,661	$1,104,087
Total Liabilities	$91,021	$102,364	$422,350	615,735

During the nine months ended September 30, 2022, Caraíba earned revenues from four customers (September 30, 2021 - two) while Xavantina earned revenues from two customers (September 30, 2021 - one).

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2021	Caraíba (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$304,009	$51,037	$—	$355,046

Cost of production	(66,959)	(15,100)	—	(82,059)
Depreciation and depletion	(27,610)	(5,807)	—	(33,417)
Sales expenses	(4,701)	(374)	—	(5,075)
Cost of sales	(99,270)	(21,281)	—	(120,551)

Gross profit	204,739	29,756	—	234,495

Expenses
General and administrative	(13,669)	(1,696)	(11,230)	(26,595)
Share-based compensation	—	—	(6,867)	(6,867)
Finance income	550	615	862	2,027
Finance expenses	(4,400)	(767)	(4,696)	(9,863)
Foreign exchange loss	(16,881)	(299)	(368)	(17,548)
Other expenses	(1,739)	(511)	—	(2,250)
Income (loss) before taxes	168,600	25,879	(22,299)	172,180
Current tax expense	(9,810)	(3,454)	(2,792)	(16,056)
Deferred tax (expense) recovery	(13,642)	16	(78)	(13,704)
Net income (loss)	$145,148	$22,441	$(25,169)	$142,420

Assets
Current	$126,572	$41,696	$18,774	187,042
Non-current	389,567	39,847	8,599	438,013
Total Assets	$516,139	$81,543	$27,373	$625,055
Total Liabilities	$130,051	$112,766	$30,491	273,308

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	September 30, 2022	December 31, 2021
Supplies and consumables	$22,989	$19,144
Stockpiles	900	2,880
Work in progress	826	1,658
Finished goods	6,461	2,337
	$31,176	$26,019

5.    Other Current Assets

	September 30, 2022	December 31, 2021
Advances to suppliers	$1,137	$402
Prepaid expenses and other	4,325	5,865
Derivatives	977	—
Advances to employees	968	458
Value added taxes recoverable	19,369	15,109
	$26,776	$21,834

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral, Property, Plant and Equipment

	Buildings	Mining Equipment(1)	Mineral Properties(2)	Projects in Progress(3)	Equipment & Other Assets	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2021	18,352	124,775	394,017	19,190	20,307	12,010	17,298	605,949
Additions	316	20,180	44,888	92,097	35,290	—	4,882	197,653
Capitalized borrowing costs	—	—	—	4,324	—	—	—	4,324
Disposals	—	(1,828)	—	(1,569)	(8)	—	(185)	(3,590)
Transfers	1,796	2,521	48,175	(4,445)	(11,440)	—	—	36,607
Foreign exchange	488	2,898	8,220	(5,760)	(568)	389	275	5,942
Balance, September 30, 2022	$20,952	$148,546	$495,300	$103,837	$43,581	$12,399	$22,270	$846,885

Accumulated depreciation:
Balance, December 31, 2021	(4,428)	(25,943)	(109,889)	—	(5,733)	(4,040)	(10,488)	(160,521)
Depreciation expense	(785)	(12,088)	(24,351)	—	(551)	(656)	(5,219)	(43,650)
Disposals	—	1,628	—	—	68	—	50	1,746
Foreign exchange	(104)	(314)	(2,347)	—	(143)	(98)	(84)	(3,090)
Balance, September 30, 2022	$(5,317)	$(36,717)	$(136,587)	$—	$(6,359)	$(4,794)	$(15,741)	$(205,515)

Net book value, December 31, 2021	$13,924	$98,832	$284,128	$19,190	$14,574	$7,970	$6,810	$445,428
Net book value, September 30, 2022	$15,635	$111,829	$358,713	$103,837	$37,222	$7,605	$6,529	$641,370

(1)     Certain equipment has been provided as security for the equipment finance loans.
(2)     Mineral properties include $75.1 million (2021 - $67.1 million) of development costs which are not currently being depreciated.
(3)     In February 2022, the Board approved the construction of the Tucumã Project. As a result, $36.6 million of exploration and evaluation assets were reclassified to Mineral, Property and Plant and Equipment during the period.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

In February 2022, the Board approved the construction of the Tucumã Project located in Tucumã, State of Pará, Brazil. Accordingly, $36.6 million of costs related to the project was reclassified from Exploration and Evaluation Assets to Mineral, Property, Plant and Equipment during the nine months ended September 30, 2022.

During the nine months ended September 30, 2022, the Company also paid $2.8 million in relation to two property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to incur $7.2 million in exploration costs before the end of 2023 and, depending on results of these exploration programs, further option payments to complete the acquisitions is required. In the event that the Company exercise its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties between 0.5% to 1.5%.

8.    Accounts Payable and Accrued Liabilities

	September 30, 2022	December 31, 2021
Trade suppliers	$31,800	$25,404
Payroll and labour related liabilities	20,475	22,950
Value added tax and other tax payable	7,010	9,664
Cash-settled equity awards (Note 12(b) and (c))	4,960	5,285
Other accrued liabilities	6,488	3,243
	$70,733	$66,546

9.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Denomination	Security	Time to Maturity	Coupon rate	Principal to be repaid	September 30, 2022	December 31, 2021
Senior Note	USD	Unsecured	88 months	6.50%	$400,000	$395,758	$—
Senior credit facility	USD	Secured	33 months	LIBOR + 2.25% - 4.25%	$—	$—	$48,303
Equipment finance loans	USD	Secured	3 months - 39 months	5.00% - 7.95%	10,090	10,150	5,805
Equipment finance loans	EURO	Secured	3 months - 45 months	5.25% - 5.50%	1,376	1,379	2,005
Equipment finance loans	BRL R$	Unsecured	29 months	13.89% - 15.12%	926	995	—
Bank loan (MCSA)	BRL R$	Unsecured	50 months	CDI + 0.50%	3,026	3,042	3,137
Total					$415,418	$411,324	$59,250

Current portion						$9,049	$4,344
Non-current portion						$402,275	$54,906

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in loans and borrowings are comprised of the following:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period	$59,250	$168,102
Proceeds from issuance of Senior Notes, net	392,006	—
Proceeds from new equipment finance loans	8,301	4,826
Proceeds from new lines of credit	—	645
Principal and interest payments	(69,286)	(117,404)
Interest costs, including interest capitalized	19,516	5,177
Reclassification of deferred transaction costs	1,503	—
Foreign exchange	34	(2,096)
Balance, end of period	$411,324	$59,250

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(b)    Senior Credit Facility

At December 31, 2021, the Company had a $150.0 million senior secured revolving credit facility ("Senior Credit Facility") with a syndicate of Canadian financial institutions with a maturity date of March 31, 2025. The Senior Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are on a sliding scale between 0.56% to 1.06%.

During the nine months ended September 30, 2022, the Company paid off the remaining $50.0 million balance on its Senior Credit Facility and terminated its interest rate swap contracts for nominal consideration. The Senior Credit Facility was further amended to reduce its limit from $150.0 million to $75.0 million, with an accordion option to increase the limit to $100.0 million at the election of the Company.

The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As September 30, 2022, the Senior Credit Facility remains undrawn and the Company is in compliance with the financial covenants therein.

10. Deferred Revenue

In August 2021, the Company completed the closing of a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

The movements in deferred revenue during nine months September 30, 2022 are comprised of the following:

September 30, 2022
Gold ounces delivered(1)	7,820

Balance, beginning of period	$94,222
Advances received(2)	3,207
Accretion expense	2,593
Amortization of deferred revenue(3)	(11,439)
Balance, end of period	$88,583

Current portion	$15,144
Non-current portion	$73,439

(1)        During the nine months ended September 30, 2022, the Company delivered 7,820 ounces of gold to Royal Gold for average consideration of $363 per ounce. At September 30, 2022, a cumulative 12,993 ounces of gold have been delivered under the PMPA.
(2)    During the nine months ended September 30, 2022, the Company received $1.7 million in Resource Growth Advance and $1.5 million in Exploration Advance, which were recognized as deferred revenue during the period.
(3)     Amortization of deferred revenue during the nine months ended September 30, 2022 includes $0.3 million for change in estimate in relation to additional advances received and the related change in life-of-mine production ounces.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

11. Other Non-current Liabilities

	September 30, 2022	December 31, 2021
Cash-settled equity awards (Note 12(b))	$4,127	$2,524
Value added tax and other taxes payable	527	861
Withholding and taxes payable	3,405	2,935
Provision for legal and tax matters	1,588	2,331
Other liabilities	2,734	2,908
	$12,381	$11,559

12.     Share Capital

As at September 30, 2022, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2022, 91,007,735 common shares were outstanding.

(a)     Options

During the nine months ended September 30, 2022, the Company granted 41,562 (nine months ended September 30, 2021 - 67,514) options to employees of the Company at weighted average exercise price of $13.74 per share (nine months ended September 30, 2021 - $18.97) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $0.2 million (nine months ended September 30, 2021 - $0.4 million), which is recognized over the vesting period.

A continuity of the issued and outstanding options is as follows:

	Nine Months Ended September 30,
	2022		2021
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options		Weighted Average Exercise Price
Outstanding stock options, beginning of period	4,202,389	$11.36	4,641,763	$8	$7.91
Issued	41,562	13.74	67,514		18.97
Exercised	(803,357)	5.23	(417,083)	5	4.24
Cancelled	(58,005)	19.59	—		—
Outstanding stock options, end of period	3,382,589	$12.70	4,292,194	$8	$8.36

The weighted average share price on the date of exercise for options exercised during the nine months ended September 30, 2022 was $12.16 (nine months ended September 30, 2021 - $19.97), respectively.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at September 30, 2022, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$6.74 to $10.00 CAD	2,038,306	2,038,306	0.79
$10.01 to $20.00 CAD	764,137	294,890	3.26
$20.01 to $24.45 CAD	580,146	387,889	2.34
$8.91 USD	3,382,589	2,721,085	1.28

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the September 30, 2022 exchange rate of 1.3707.

The fair value of options granted in the nine months ended September 30, 2022 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Nine Months Ended September 30,
	2022	2021
Expected term (years)	3.0	3.0
Forfeiture rate	—%	—%
Volatility	52%	54%
Dividend yield	—%	—%
Risk-free interest rate	2.02%	0.77%
Weighted-average fair value per option	$5.16	$6.32

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of PSUs, the Compensation Committee, may establish performance conditions for the vesting of the PSUs. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the PSUs in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the common shares; (ii) the return to holders of common shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the PSUs. The Compensation Committee may, in its discretion, subsequent to the grant of a PSU, waive any such performance condition or determine that it has been satisfied subject to applicable law, as well as determine the settlement of PSUs in shares or in cash. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of PSUs issued and outstanding is as follows:

	Nine Months Ended September 30,
	2022	2021
Outstanding balance, beginning of period	793,043	727,761
Issued	23,911	23,004
Cancelled	(43,039)	—
Outstanding balance, end of period	773,915	750,765

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs in cash and, therefore, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at September 30, 2022, the fair value of the PSU liability was $7.3 million (December 31, 2021 - $7.0 million).

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Only independent directors are eligible to participate and to receive DSUs under the DSU Plan.  DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.  In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant.  The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2022	2021
Outstanding balance, beginning of period	131,085	79,230
Issued	27,036	9,415
Outstanding balance, end of period	158,121	88,645

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
At September 30, 2022, DSU liabilities had a fair value of $1.8 million (December 31, 2021 - $2.0 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. RSUs issued under the plan entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Compensation Committee following the date of vesting of such share unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions. RSUs granted will vest in three equal installments on each anniversary date from the date of grant. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of RSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2022	2021
Outstanding balance, beginning of period	171,106	—
Issued	16,737	—
Cancelled	(8,429)	—
Outstanding balance, end of period	179,414	—

(e)     Share-based compensation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Stock options	$545	$697	$1,373	$2,123
Performance share unit plan	2,591	1,488	1,434	4,388
Deferred share unit plan	625	(144)	(155)	356
Restricted share unit plan	390	—	1,156	—
Share-based compensation(1)	$4,151	$2,041	$3,808	$6,867
(1)    For the three and nine months ended September 30, 2022, the Company recorded $0.9 million and $2.5 million (three and nine months ended September 30, 2021 - $2.2 million and $6.5 million), respectively, of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(f)     Net Income per Share

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Weighted average number of common shares outstanding	90,845,229	88,449,567	90,543,185	88,256,703
Dilutive effects of:
Warrants	—	1,336,293	—	1,409,111
Stock options	772,794	2,343,607	1,227,582	2,425,752
Share units	179,414	1,126,148	179,414	1,126,148
Weighted average number of diluted common shares outstanding(1)	91,797,437	93,255,615	91,950,181	93,217,714

Net income attributable to owners of the Company	$3,745	$26,081	$79,672	$141,249
Basic net income per share	0.04	0.29	0.88	1.60
Diluted net income per share	0.04	0.28	0.87	1.52

(1)     Weighted average number of diluted common shares outstanding for the three and nine months ended September 30, 2022 excluded 1,240,283 and 1,240,283 (three and nine months ended September 30, 2021 - 67,514 and 67,514) stock options, respectively, that were anti-dilutive.

13.     Revenue

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Copper
Sales within Brazil	$(1,150)	$39,652	$47,558	$112,708
Export sales	69,328	61,070	221,285	192,722
Adjustments on provisionally priced sales(1)	(4,439)	(4,460)	(15,754)	(1,421)
	63,739	96,262	253,089	304,009
Gold
Export sales	17,470	10,977	45,197	46,479
Amortization of deferred revenue(2)	4,702	4,558	11,439	4,558
	$22,172	$15,535	$56,636	$51,037
	$85,911	$111,797	$309,725	$355,046

(1)    Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to four months after shipment takes place and, therefore, are exposed to commodity price changes.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(2)    During the three and nine months ended September 30, 2022, the Company delivered 3,375 and 7,820 ounces of gold, respectively, under a precious metals purchase agreement with Royal Gold (note 10) for average cash consideration of $347 and $363 per ounce.

14.     Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Materials	$10,369	$6,956	$30,198	$18,722
Salaries and benefits	12,066	9,468	36,988	26,706
Depreciation and depletion	14,678	12,188	42,382	33,418
Contracted services	7,878	5,297	23,155	15,301
Maintenance costs	6,279	4,778	19,052	12,931
Utilities	3,221	2,954	9,770	7,920
Sales expense	2,059	1,954	6,723	5,075
Other costs(1)	6,551	175	6,996	478
	$63,101	$43,770	$175,264	$120,551

(1)     Other costs in the three and nine months ended September 30, 2022 included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. This concentrate was subsequently sold to a different customer for $6.0 million included in revenues.

15.     General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Accounting and legal	$581	$168	$1,723	$1,255
Amortization and depreciation	65	45	226	197
Office and administration	2,092	1,881	6,818	4,018
Salaries and consulting fees	5,528	4,737	18,035	14,192
Incentive payments	1,516	1,028	4,929	4,149
Other	1,944	728	3,679	2,783
	$11,726	$8,587	$35,410	$26,594

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

16.    Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest on loans and borrowings	$5,239	$1,362	$15,192	$4,578
Gain on interest rate swap derivatives	—	(10)	(897)	107
Accretion of deferred revenue	848	614	2,593	614
Accretion of mine closures and rehabilitation provisions	539	250	1,654	723
Interest on lease liabilities	158	110	473	275
Other finance expenses	499	1,461	1,919	3,566
	$7,283	$3,787	$20,934	$9,863

17.    Foreign Exchange (Loss) Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Foreign exchange (loss) gain on USD denominated debt in Brazil	$(1,937)	$(5,883)	$2,884	$(3,721)
Realized foreign exchange loss on derivative contracts (note 18)	(4,994)	(4,381)	(12,576)	(16,089)
Unrealized foreign exchange gain (loss) on derivative contracts (note 18)	6,760	(12,350)	30,063	633
Foreign exchange gain (loss) on other financial assets and liabilities	106	2,972	(5,030)	1,628
	$(65)	$(19,642)	$15,341	$(17,549)

18.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at September 30, 2022, derivatives were measured at fair value based on Level 2 inputs.

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At September 30, 2022, the carrying value of loans and borrowings, including accrued interest, was $411.3 million while the fair value is approximately $315.6 million.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Cash and cash equivalents	$210,244	$130,129
Short-term investments	149,554	—
Accounts receivable	26,438	30,704
Deposits and other non-current assets	5,003	1,295
	$391,239	$162,128

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit default with the Company. The Company has not incurred any credit losses during the three and nine months ended September 30, 2022 and 2021.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on September 30, 2022:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$411,324	$612,050	$33,206	$30,927	$82,916	$465,001
Accounts payable and accrued liabilities	70,733	70,733	70,733	—	—	—
Other non-current liabilities	6,660	12,246	—	5,665	5,928	653
Leases	6,925	6,772	5,906	351	388	—
Total	$495,642	$701,801	$109,845	$36,943	$89,232	$465,654

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company also has derivative financial liabilities for foreign exchange collar contracts whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2022 relates to $11.5 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2022 on $49.5 million of intercompany loan balances (December 31, 2021 - $63.8 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $6.0 million and $11.9 million, respectively (September 30, 2021 – $6.2 million and $16.9 million. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At September 30, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $315.0 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 5.06 BRL to US Dollar and an average cap rate of 6.26 BRL to US Dollar. The maturity dates of these contracts are from October 31, 2022 to December 31, 2023 and are financially settled on a net basis. As of September 30, 2022, the Company had contracts with three different counterparties and the fair value of these contracts was a net liability of $0.1 million (December 31, 2021 - liability of $28.7 million), consisting of an asset of $0.4 million included in other current assets and a liability of $0.5 million, which is included in derivatives in the statement of financial position. The fair value of these forward contracts as at September 30, 2022 was determined using an option pricing model with the following assumptions: discount rate of 2.77% - 9.09%, foreign exchange rate of approximately 5.40—5.82, and volatility of 20.04% - 24.77%.

The change in fair value of foreign exchange collar contracts was a gain of $6.8 million and a gain of $30.1 million for the three and nine months ended September 30, 2022 (a loss of $12.3 million and a gain of $0.6 million for the three and nine months ended September 30, 2021), respectively, which have been recognized in foreign exchange (loss) gain.

In addition, during the three and nine months ended September 30, 2022, the Company recognized a realized loss of $5.0 million and $12.6 million (realized loss of $4.4 million and $16.1 million for the three and nine months ended September 30, 2021), respectively, related to the settlement of foreign currency forward collar contracts.

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $3.0 million. Based on the Company’s net exposure at September 30, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At September 30, 2022, the Company has provisionally priced sales that are exposed to commodity price changes (note 13). Based on the Company’s net exposure at September 30, 2022, a 10% change in the price of copper would have an impact of $0.8 million on pre-tax net income.

19.    Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents and short-term investments.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

20. Supplemental Cash Flow Information

	Three months ended September 30,		Nine months ended September 30,
Net change in non-cash working capital items:	2022	2021	2022	2021
Accounts receivable	$16,317	$(8,244)	$5,185	$(8,801)
Inventories	(1,190)	391	(3,195)	478
Other assets	(5,374)	(6,232)	(9,945)	(2,279)
Accounts payable and accrued liabilities	17,275	4,518	4,913	(4,110)
	$27,028	$(9,567)	$(3,042)	$(14,712)

Non-cash investing and financing activities:
Change in mineral, property, plant and equipment from change in estimates for provision for rehabilitation and closure costs	—	(12)	$—	$(1,244)
Additions to property, plant and equipment by leases	1,815	986	4,882	6,348
Non-cash (decrease) increase in accounts payable in relation to capital expenditures	(5,753)	(1,953)	(3,395)	2,761

    Notes to Financial Statements | Page 26